Exhibit 107

Calculation of Filing Fee Tables

Form S-8

(Form Type)

Veritone, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered (1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock, $0.001 par value per share	Other	500,000 (2)	$2.33 (3)	$1,165,000	0.0001531	$178.37
Total Offering Amounts				-	$1,165,000	-	$178.37
Total Fee Offsets				-	-	-	-
Net Fee Due				-	-	-	$178.37

(1) Pursuant to Rule 416(a) promulgated under the Securities Act of 1933, as amended, this Registration Statement shall also cover any additional shares of common stock of Veritone, Inc. (the “Registrant”) that become issuable under the Registrant’s Employee Stock Purchase Plan (the “ESPP”) set forth herein by reason of any stock dividend, stock split, recapitalization, or other similar transaction effected that results in an increase to the number of outstanding shares of the Registrant’s common stock, as applicable.

(2) Represents additional shares of the Registrant’s common stock reserved for future issuance under the ESPP as a result of the automatic increases in shares reserved thereunder on January 1, 2024, and January 1, 2025, pursuant to the terms of the ESPP.

(3) Estimated in accordance with Rule 457(c) and Rule 457(h) solely for purposes of calculating the registration fee. The offering price per share is based upon $2.33, which is the average of the high and low selling prices of the Registrant’s common stock as reported on The Nasdaq Stock Market LLC on March 27, 2025, which date is within five business days prior to the filing of this Registration Statement, multiplied by 85%, which is the percentage of the price per share applicable to purchases under the ESPP.